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              November 12, 2013
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: John Dana Brown

Re:	Scorpio Bulkers Inc. (“Company”) Revised Registration Statement on Form F-1 and Revised Registration Statement on Form F-4 Filed November 8, 2013 CIK No. 0001587264

Dear Mr. Brown,

Reference is made to the Company’s letter dated November 8, 2013 (the “Response Letter”), which sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated October 17, 2013, relating to the Company’s draft registration statement on Form F-1 (the “F-1 Draft Registration Statement”) and draft registration statement on Form F-4 (the “F-4 Draft Registration Statement”) which were confidentially submitted to the Staff on October 1, 2013 and September 20, 2013, respectively. The revised F-1 Registration Statement (the “Revised F-1 Registration Statement”) and the revised F-4 Registration Statement (the “Revised F-4 Registration Statement”) (File No. 333- 192246 and File No. 333-192247, respectively) which respond to the Staff’s comments contained in the Comment Letter, together with the Response Letter, were filed with the Commission on November 8, 2013.

In this connection, enclosed herewith are the following documents:

(1) Revised F-1 Registration Statement, marked to show changes from the Company’s F-1 Draft Registration Statement, attached hereto as Exhibit A; and

(2) Revised F-4 Registration Statement, marked to show changes from the Company’s F-4 Draft Registration Statement, attached hereto as Exhibit B.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

              Very truly yours,

              By: /s/ Edward S. Horton
              Edward S. Horton